
February 3, 2021

Eric A. Brock
Chairman and Chief Executive Officer
Ondas Holdings Inc.
61 Old South Rd.
#495
Nantucket, MA 02554

> **Re: Ondas Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed January 29, 2021**
> **File No. 333-252571**

Dear Mr. Brock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Effie Simpson at (202) 551-3346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Christina Russo